Filed by Athena Pubco B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. III

SEC File No.: 001-40022

Date: January 20, 2022

John Jannarone:

(Silence).

John Jannarone:

Hello, thank you for joining, I’m John Jannarone, editor in chief of IPO-Edge. We have some special guests all the way from the Netherlands joining us here today virtually from Allego Holding B.V. Now we’ve done a lot of events, many, many, a couple dozen, with companies in the EV and related industries. But this is a little bit of a different story because of the focus on Europe at the moment. Allego has already rolled out a very extensive network in northern Europe. You’re going to learn more about that from Ton and Mathieu, the CEO and CFO of Allego momentarily.

John Jannarone:

I just want to point out of course, this is a SPAC transaction. Allego is going public through a merger with Spartan Acquisition Corp III, so that’s ticker SPAQ. So if you purchase that stock now, it would automatically convert upon the close of the deal. Now, before we bring on today’s guests and my co-host Jarrett Banks, a couple of housekeeping items. First of all, we strongly encourage everyone to ask questions, particularly because this is a new frontier for many of you as much as you might know about the EV space in North America. It’s very different in Europe and you’re going to hear about that, and you can ask any questions you like and we’ll address those in the second half of the hour. Most easily by submitting those on your Zoom portal or shoot an email to editor@IPO-edge.com. And lastly, a replay of this broadcast will be available later this afternoon. Just go to ipo-edge.com or go to ticker SPAQ on Yahoo Finance or on Bloomberg Terminals, you’ll find it there.

John Jannarone:

With that, I’m going to pass the baton to Jarrett Banks. Editor at large at IPO-Edge who’s going to bring on today’s guest stars.

Jarrett Banks:

Okay, thank you John. Gentleman, welcome to the program, how are you doing today?

Mathieu Bonnet:

I’m doing great, thank you very much for having us.

Jarrett Banks:

Great. Let’s start at the top, and could you give us a 10,000 foot view of Allego for those, here of us in North America who aren’t familiar with the company.

Mathieu Bonnet:

Yes. Sure. So first of all thank you very much again, Jarrett, to have us. We’re very excited to present Allego. So, this elevator pitch, what we are. We are the leading pan-European, fast and ultra fast public charging and we have pioneered this field in Europe. First in the Netherlands and now in more than 12 countries. We have a very high vis a vis top line, because of our recurring revenue. So we sell charging stations to our EV drivers and we have a very diverse base as well of corporate customers to whom we sell charging solution. We have a very strong technology platform, a proprietary one that enables us to manage hundreds of thousands of charging stations already by months, and it is for us a big month because we can manage, in real time, the energy we sell. And we process all the payments.

Mathieu Bonnet:

So with this, we are very well positioned, we think, to make the most of the supercharge rules of the EV industry and it’s really a revolution, Jarrett, you can believe me in Europe, because we are shifting dramatically from fuel cars to EVs. And already, we have more than 10% of EV penetration of full battery vehicles, compared with old battery sales by month.

Jarrett Banks:

Fantastic. Now before we dive into the details, we cover a lot of SPACs here at IPO-Edge and we always like to ask the question, why a SPAC and why now?

Mathieu Bonnet:

Well I think given the history we have, so we have shown already that we have a very strong technology, we have already more than 25, 27,000 chargers in the ground in the different countries. So we are ready to roll out our fast and super fast charging station in all the countries we are in. And to do that, we need to have some capital investment, and that’s the reason why the route with the SPAC, we considered it was an efficient one. And we wanted as well, and that’s the role of this kind of transaction, to partner with a knowledgeable, very strong partner. And we are very happy to have chosen Apollo and Spartan franchise, they have to help us in doing that. So for us, it was a very interesting way to proceed. And we are very excited as well, with this transaction to reach out to American investors, because we will be listed on the New York Stock Exchange.

Jarrett Banks:

It’s an exciting opportunity indeed. Now, let’s get into pan-European charging. I understand that you have 26,000 charging points across 12,000 locations spanning 12 European countries. Talk to us about this market and how is it different from the North American market.

Mathieu Bonnet:

Well it is going to be, and it’s already, a booming market. I just would like to highlight some figures with differences mainly with the US. First of all, I would just say that already the full battery EV vehicles in terms of EV sales, represents already 10% and even more depending on the month. And last year, more than 1.2 million vehicles full EV battery were sold in Europe, compared with 400,000 in the US. And just the last month of the last year, in 2021, we have sold more full battery EVs than diesel vehicles in Europe. So it can show you what it is.

Mathieu Bonnet:

And the reason for that is twofold. The first one is that, as you know, Europe is very committed to fight climate change and we are the global regulation at the European level to do that. And so we have now some very stringent regulation in terms of emission globally for the vehicles. That’s one. And even more, in 2035 in Europe, it will be forbidden to sell any fuel car. So the shift is going to be inevitable, as a matter of fact. And already, all the European OEM has announced that they will stop any fuel car production in Europe as soon as 2030. And last, but not least, in some cities, it will be forbidden to enter inside the city with a fuel car vehicle as soon as 2025. For instance, in London.

Mathieu Bonnet:

So that’s the reason why you will have, at the end of the day, an EV vehicle. That’s for sure. And I think that’s a major change with a difference with the US, because here the regulation is less stringent, and I think it will take longer given the size of the country and the geography and the structure of the city which are different than the ones in Europe.

Jarrett Banks:

Okay, great. And Ton, perhaps you can tell us a little bit more about the market. It’s very fragmented compared to the US, isn’t it?

Ton Louwers:

Well, I’m not sure if fragmented is the right word. But I think what we see in Europe as the market as Mathieu described, is really booming. It’s kind of spreading out from the, let’s say, initial countries. Initially the EV density was the highest in Norway and the Netherlands, where Norway is a relative small country, but in terms of density it has always been a front runner. And from those countries, it’s kind of spreading to what we call the second layer, which is Germany, France and the UK. And then eventually, and that’s also picking up today, third layer, which is more the southern European and the eastern European countries.

Ton Louwers:

The players in the market that we see today are ... There are a lot of players out there, for sure. But we see a lot of regional players, so they’re not all really pan-European presence and we are. So that’s why we also want to stress that, because it’s also important to offer to your EV drivers that same charging experience throughout Europe. Different countries, but similar experience. With one means of payment et cetera. So we do see a lot of players out there, but not really pan-European, and I think that’s what sets us aside from the others, quite frankly.

Jarrett Banks:

And Ton, sticking with you. Tell us about some of the partnerships that you have and that you’ve announced. Of course there’s a major one with Nissan, isn’t there?

Ton Louwers:

Yeah, I think worthwhile mentioning here are Nissan and Carrefour, with Nissan we have a partnership to equip all of their dealerships throughout Europe with fast chargers. So for us, just to be clear, that’s 50 kilowatt chargers. So we will be equipping all of their dealerships. And through that also of course get connected to their customers. But basically, the dealerships are our customers. But that’s, again, European wide so stressing the importance of that European presence, because otherwise we would never have been able to get this partnership. And with Carrefour, although I’m sure Mathieu can give you more insights given the fact that he’s been at the helm of that, but there are two things very important.

Ton Louwers:

First of all, it’s a big contract for us. It’s also a sales as a service contract, so it’s in that B2B segment of our revenues. So one of the major, not the major, but I think very important specifically on the short term. But I think what’s also important, and I just want to stress that and then let Mathieu give a bit more insight, but we were able, together with a shareholder also, that was also the announcement, to get a non-recourse financing from a group of lenders on that. And I think that demonstrates that the chargers in Europe are considered as reliable and delivering recurring and predictable revenues, because otherwise we would never have been able to get that financing structure in place.

Ton Louwers:

So going forward, I think also for investors but also for us, it’s very important to have that opportunity in place.

Jarrett Banks:

Great.

Mathieu Bonnet:

Yeah maybe just to, Jarrett, if you may. Just to explain a bit with this kind of contract what we do in this charging solution. Here we developed all the sites which are over 200 sites which represents around 2,000 charges, fast and ultra fast, in these different sites. So we install everything, we maintain during 15 years duration. So we have long term recurring revenue on these. And we monitor and we process all the charging station with our payments solution on a real time, I would say, manner.

Mathieu Bonnet:

So it is quite important, because we put as well and we sell, as a matter of fact and we use our technology, and we provide data to our customers and to, for instance, Carrefour, because they were interested to understand the patterns of charging of course.

Jarrett Banks:

Okay. And now, one thing that the investors need to understand here is that this is open to all EV brands, isn’t it?

Mathieu Bonnet:

Absolutely. So at Allego, you have two promises. You can charge any cars when you come to our charging station, and I think that’s very important because we want to offer a solution for anybody to charge, because you may have some issues and you need to go from A to B and to get back home, so that’s very important. That’s one. And the second one is that we want to be able to provide a very fast charging solution. And when I say fast, it mean that we deliver two charger, that’s the main one, the public one you can find in the US for instance. It will take an hour to charge your cars, with our charging station it will take 15 minutes, 20 minutes in order to charge for 125 miles.

Mathieu Bonnet:

So, it means two things. First of all, while you are able to go to long distance, a long journey, because you are not stuck along the road because otherwise it doesn’t work. And the second point is that, we do not sell the same kind of services when you charge in 15 minutes compared with hours. So it means that our charging stations are more expensive, that’s a premium. But what we see is that our customers, of course, are ready to pay this premium because time, of course, is important for them.

Jarrett Banks:

Right. And just on that premium, fuel prices in Europe are just much more expensive than they are in North America, aren’t they?

Mathieu Bonnet:

Absolutely. And just to give you a flavor, that’s as well a reason why I think the EU penetration is higher than in the US. I went around the house a few days ago just to check the fuel price, the fueling station. And the equivalent in gallons was eight euro per gallon. So it was such a price, you can understand that the charging station, even though they are maybe more expensive than what we can get at home for home charging, is less expensive than filling your tank. So our charging stations, the ultra fast ones are between 25 and 30% less than the fuel price right now.

Jarrett Banks:

Okay. Well that’s an important note to make for sure.

Mathieu Bonnet:

Yeah, that’s a very straightforward, economic reason why EV penetration is going to be massive.

Jarrett Banks:

Absolutely. So you’ve told us about the charging solutions for business to business customers, including retailer and auto ...

PART 1 OF 4 ENDS [00:15:04]

Jarrett Banks:

... business to business customers, including retail and auto. But you’ve also got charging solutions as far as design, installation and maintenance, chargers owned by third parties.

Mathieu Bonnet:

Yeah, absolutely. So in these kind of services, just as well, we have some parties. It could be some big retailers who are ready to make themself the investment. In that case, we can provide for them the complete and comprehensive change. So the engineering, the chargers, the installation, the maintenance and the management of that. Because they’re ready to pay for these services, but they want us to manage that. They don’t want to do it by themselves, because that’s a specific business.

Mathieu Bonnet:

And we take care of all the payment solutions, and in Europe that’s something that it can be complex. But it is necessary. We use what we call roaming, because when you have one network in one place, and maybe in another country another network, you want to be sure to be able to pay for both network with one card. And that is the reason why we call that, like with phone, roaming solutions. Because again, we want to be sure that any EV drivers can charge, and we are connected with more than 250 companies that offer some kind of roaming. So we can be used by anybody, that’s a very important part.

Jarrett Banks:

That’s great. Can we talk a little bit about the locations of your sites? You have some premium sites here, don’t you?

Mathieu Bonnet:

Yes, Ton.

Ton Louwers:

Yeah. Yes, we do, Jarrett. So, typically what we target is what we call these premium sites, and those are sites with a lot of amenities on there. So they have a bit of a natural high traffic pattern. So if you think about the sites with shopping malls, more Starbucks, McDonalds, sites like that on that. And not necessarily next to the highway. Preferably yes, but not necessarily. So you typically find these sites a bit in the suburban areas, because we also strongly believe that with the EV density picking up further, that more people will be relying on public charging. Because in Europe, not everybody has a driveway or has a parking garage, so you’re depending on public charging. And there’s only so many slow chargers that you can put in the street. So at this certain moment, et cetera, it’s completely set here. And that means that people will need to go outside the city centers. And if it’s more convenient to charge while picking up your dry cleaning, or the other way, while picking up your dry cleaning, also getting a charge. Or getting a coffee, et cetera.

Ton Louwers:

So those are the sites that we target. And we currently operate around 350 of them that we own. We operate another 350 on behalf of third parties, and we have a strong backlog of 800 sites, which are sites, full exclusivity for us. And plus another pipeline of 500, which is currently constantly being replenished. So that gives us a very, very strong outlook. And also, as [inaudible 00:18:34] said in the beginning, a very strong predictability on our [inaudible 00:18:38].

Mathieu Bonnet:

And to that, I just wanted to add that we have developed specific tools and technology to find out these spaces. Because when we install in the first years, at the beginning of the inception of the company, around the 2013, ‘14. When we installed the first station, where sometimes the traffic was not what we expected, before there were less vehicles. But anyway, it was less than expected. So we went to developing specific technology with more than 100 variables, data from internal data, external data to have our own forecast with data analysis management. And that’s quite important, because with that, we can consider in a certain area, where should we have our chargers? And with this, we can select some spot.

Mathieu Bonnet:

And from that, we are going to see the land owners, or the situation where we can find out this spot and to try to get them. Or the other way around, we could have some opportunity, and we always checked and vet these sites with this traffic model. That’s quite key, because if I take an analogy with another business, like for instance, the wind park or the solar park in a renewable, you need to have your forecast of production. And for us, they’re the same kind of tool, which are quite essential to know whether our investment is going to be good, fine or not.

Jarrett Banks:

That’s great. And another important distinction, I think, as we were talking about the day is that most EV owners do not charge their vehicles at home in Europe, right?

Mathieu Bonnet:

Well, at the beginning, yes they were, and some of them, yes. And that’s very simple. That’s an economic reason, I think. The first adopter, at that time the car were very expensive. And so the probability that these people had a garage or a driveway was high, so they had a solution to charge at home, I’d say. But now with more and more people having EVs, and the structure of the cities in Europe being what it is, denser, many households do not have the capacity to charge, or it very difficult because that’s apartments and it’s not easy to place a home charger there. So they need to have a public charger.

Mathieu Bonnet:

And when you have a public charger, where you can have, I would say, a slow charger in front of your house. But maybe you’re going to fight during the evening just to get the spot, because it will take eight hours to charge. So you have no choice. You need to go to an ultra fast charging station in order to charge in 15 minutes. Otherwise, it won’t fly. So that’s the reason why we are developing quite fast now, because of this pressure, I would say physical pressure. Just figure in the Netherlands, 70% of the households do not have any garage or drive ways, so they need to go to public chargers.

Jarrett Banks:

Okay, great. And can you break down where the power in your stations is coming from? Is it renewable? Is it a mix?

Mathieu Bonnet:

That’s a very important question there. Because as a matter of fact, we as operator, we are the link between the energy and the cars. And if our energy comes from, well, energy with coal, where we have the CO2 emission of the coal. Or if it comes from renewable, it’ll be with the emission of renewable, so zero. So that’s the reason why we... And that’s quite important for us. We make sure that our electricity comes from renewables, and we have the capacity, because we can be our own supplier in the main markets we are in to select the kind of energy we want. And we can have direct access as well to the producers and to the assets if we want to, and we are designing a solution right now that are going to be online in the future.

Jarrett Banks:

Great. And Ton, I’d just like to get back to a couple of recent partnership announcements here with a German supermarket chain, as well as a hotel chain in the Netherlands and Belgium.

Ton Louwers:

Yeah, sure, happy to. So, staying close at home I’ll do the Netherlands first, because I actually grew up with these hotel chains. They’re a very famous family here in the Netherlands called Van der Valk. They operate a serious amount of hotels throughout Netherlands, Belgium, and also partly in Germany. We’re extremely excited to be partnering with them, because they have really high traffic rates. Not only from their hotels, but they also run restaurants, et cetera. And they are extremely popular with a lot of people. So we will equip a lot of their sites. So it’s not all... The family actually has two different branches, if you want. But yeah, very excited to do that long term. We talk about a more than 50 years’ partnership here.

Ton Louwers:

And again, it’s also a good moment to talk a bit about these partnerships. Because we have long-term partnerships, and in many cases, we also share revenues with the site owners. So that really enables us to go market actually, the location. So we both benefit from them, and that’s really an important topic for us. And we see the same in Germany with Hava that’s also a big company. We talk about Hava North here, because Germany is a bit of a bigger country than the Netherlands is, and we have a couple of hundred sites that we will equip here. And for us, this, again, also demonstrates that we are very capable of not only offering a very exciting charging solution, but also built these true partnerships for the long term.

Jarrett Banks:

That’s great. Before I toss it back to my colleague, John, I’d just like to get a sense of the competition in Europe, in particular and where you fit in that landscape.

Mathieu Bonnet:

Sure. I will begin, and maybe, Ton, you will compliment. In term of true player, we have the number one, the incumbents in different countries we are in. We are a bit distant from other networks, because we are mostly in suburban area. And around the cities with malls, and the big retail malls as Ton has just mentioned. Because we believe that’s where people are actually, and if you need to charge and ultra fast charge, if you need to go to the highway to do that, that’s a bit cumbersome. We will develop some of them, but at least that’s our peculiarity. And in term of market share right now, in different countries we are in, we are around 12%. And because it is quite fragmented, we are the number one with that, with our European footprint.

Mathieu Bonnet:

So we have a certain kind of networks. I wouldn’t say competitors, because that’s not the same kind of customer. With local network, they aren’t just focusing on the areas they serve. Some utilities for instance, in one country’s, or part of the country’s. And we have a third one, which is as well a bit specific, because it’s addressing mainly the big roads or highway. That’s the OEM gas company. Some of them in Europe, I think they’re moving quicker than the US one. Shell, or BP, Total are beginning to put some chargers in their fueling stations. But again, we don’t have the same sites, so we are not competing really right now with them. But otherwise, because we have barriers of entry, because it is CapEx intensive, we don’t see many other newcomers as a matter of fact. And we might consider, I guess the industry, some consolidation along this journey.

Jarrett Banks:

Great. Ton, did you want to add to that?

Ton Louwers:

No, no. I think Mathieu captured it very well, yeah.

Jarrett Banks:

Okay, fantastic. Well, I’ll hand it back over to my colleague John, and I see some questions in the queue already. We encourage everyone to get your questions in. We love the questions here. John, take it away.

John Jannarone:

All right, thanks, Jarrett. Gentlemen, I’m back. So I’ve got some questions, including some that have come into us through email and on the portal here. But one I’ve got to ask, I want to just drive this point home. So Jarrett asked you about this idea of home charging. So in my building someone got a Tesla, and I have a Volkswagen, an ICE car. And I got this note in my window saying, “Can you move so I can be next to the power outlet?” And so I said, “Okay.” So what I’m wondering is, is there an issue there? If this keeps happening, there aren’t enough power outlets in my parking garage. So what I’m wondering is, is what I’m observing firsthand one of the reasons why there should be demand? I know I don’t live in Europe, but it’s the same idea. There’s just a limited number of these outlets, and it would take an enormous amount of effort to completely reoutfit this parking garage so everyone could charge. So is that part of what’s going on here, that there are more people buying these vehicles and they’re just running out of spots?

Mathieu Bonnet:

That’s a subject. And so that’s a reason why either you wait for having your home charging, I would say, in your garage, and you may wait a long time, because that’s always complex. You need to deal with the landlord, et cetera, [inaudible 00:29:10]. Anyway, depending of the situation, and it can be quite tricky everywhere. Or You to find public spaces. So I would say slow charger on the pavement, or a distant and big charging station where you can charge easily. And when you can do that, because you don’t have any queuing station in your apartment. Okay? But anyway, you have a high scale, so there is no reason why it doesn’t work. And so that’s what’s going on right now in Europe. So that’s the reason why the public network is quite important. It’s always a chicken and egg subject. But now, because we have the cars, we are ready to invest. And because we have the customer, that’s for sure.

John Jannarone:

Great. I noticed a statistic in your investor presentation, which by the way, I encourage everyone to check out. Just Google Allego investor presentation, you’ll find it pretty-

PART 2 OF 4 ENDS [00:30:04]

John Jannarone:

... fast. But what I saw in there was a bar chart showing the percentage of recurring users going up, and that looks like a very positive statistic, but help me understand. Do people grow some sort of affinity with the brand? Just like if I’m out in the middle of nowhere, if I see an Exxon or a Shell, I’m probably more likely to go there than I am a place I’ve never heard of. Can you just explain how customers look at you, and do you think a lot about brand building in that regard?

Mathieu Bonnet:

Yes, we do think that the brand is going to be important. The first thing you want to have, because that’s a new industry as well, is to be sure that you can charge. So reliability is key because you don’t want.. That can be complex technology because we need to lead with energy... Well, electricity, energy, we need to make as well a payment. We need to have communication through [inaudible 00:30:52], et cetera, et cetera, in some remote area.

Mathieu Bonnet:

What you don’t want is to be stuck because your charger does not work. So first of all, that’s reliability. When you get that, and I think that with our very high uptime, we are here, you build trust. When you know a station and you get used to charging at one, it’s convenient, for whatever reason, you have a shop all around it, you tend to go to the same one. That’s a pattern with all the data we have. Of course, we analyze and we can get some deep diving in that and insight. That’s what we see. So that’s the reason why we always see ramp up in the utilization rate of our charging station.

John Jannarone:

That’s great. Now, we talked about some of the regulatory tailwinds that are helping this industry as far as this 2035 rule, which we have here in California as well, but something I’d like to point out that I noticed again in the presentation deck is that the economics, even without direct government subsidies, are still quite good. I forget which page this is on. Maybe Ton, I’m not sure either of you can explain this, but I think our audience should understand that even without that subsidy, I think it still takes about four years to get your investment return. It’s quite quick, right, Ton?

Ton Louwers:

Yeah, no, spot on there, John. I think it’s important to highlight that difference with the US. The market in the US still especially... Look at EVgo. They are of course factoring in a lot of subsidies on the stations. We actually don’t need that. That sounds arrogant, I know that, but nevertheless, we want to stress that. We do capture them. Let’s be clear on that. If there’s ever any free money to get, we’re Dutch, right? So we’ll get our hands on that. No worries.

Ton Louwers:

We also have a very, very long experience, actually, for instance, with the European Union of capturing those subsidies. But what you see, that’s actually what makes these business cases fly without the subsidies as well is that the market is picking up so dramatically fast, the EV density is increasing, that we actually are ahead of our business cases, ahead of our plans with the actual utilization rate that we see. It’s increasing month after month, and we actually see that all across Europe.

Ton Louwers:

So it’s just demonstrating that, again, the market is here and we’re actually capturing that with this case and producing very solid investments.

John Jannarone:

That’s really helpful, Ton. Something else, again, that I noticed the investor presentation is your network of existing and then planned stations. What kind of thinking goes into that? I’m wondering, do you like to expand in contiguous regions where the Allego brand is known, as opposed to saying, “Okay, let’s jump a few hundred kilometers away and start there.” Can you explain just your philosophy on how you expand the network?

Mathieu Bonnet:

Yeah. So first of all, we are going to focus on the big countries where the EV penetration is high, of course, and the volume is high. So what is important, and I think it explained where we are, we were lucky to begin in the Netherland where very soon the EV penetration was high. So that’s the reason why we get data, we get history to know where it works. The big countries, Germany, France, UK, of Europe now are catching up. The EV penetration is catching up, and because they are much bigger in term of volume of cars, that’s much higher than in the Netherlands. So we are going to be there because that’s necessary to be in this country if we want to play a role.

Mathieu Bonnet:

The third wave will be the thousand countries. We stayed Italy and Portugal, but there, we use our tool to find out where we should go and we are not going to... Well, the goal is not to have 100 stations. The goal is to have the right and the good 100 station. That’s for sure. That’s the reason why we have our techno, otherwise it make no sense.

John Jannarone:

Okay. That’s really helpful, Mathieu, thank you. Jared also asked you a bit about why you decided to go with a SPAC, but can we talk about [SPAQ 00:35:17] and Apollo a little bit? Apollo, of course, has a lot of real estate experience. Are there some and qualities about Apollo that attracted you to them as a partner?

Mathieu Bonnet:

Yeah, sure. Well, first of all, they know a lot infrastructure, I would say, in general as well, and that’s the reason why for us it was important. They have invested as well in an OEM pure EV, which is Fisker. We have a relationship with them in term of techno, and we are very proud of that because they bring us customer experience, which is very valuable, of course, to understand the need and I will say what they want, the seamless charging experience, which is needed. So Apollo was here to bring that. So we were very happy on that, and as well to make us understand where are the American investors, because we are in Europe and we are... I think that’s quite interesting because we can bring with this operation to American investors a flavor of Europe with this market through Allego.

John Jannarone:

Great. I want to dig into the financials a little bit on the idea of the owned and operated stations versus the partnered ones. Maybe this is back Ton. Can you explain the difference in the economics? It strikes me as capital intensive to build all these stations yourself. Is it more capital light, and how do the margins differ when you look at the partner stations?

Ton Louwers:

Yeah, so you’re absolutely right. It’s a very good question. Our own and operate, of course, are on our own balance sheet, so we provide CapEx. So that also means that we’re exposed to the traffic risk as it’s nicely called, which means that the returns should also be higher there. So we’re looking at gross margins a little north of 50% here, where the gross margins on the third party sites are less.

Ton Louwers:

In general in this segment, we work with 25 to 30% gross margin, and because that’s also just “a one off” where we then take over the operation side, where we do make a decent margin as well, but in general, that segment has about half the margin of the own and operate, and of course, that’s also because more risk associated to that. Let’s be frank, we operate, like Mathieu said, a very specific service, which is a premium service which also carries a higher price and hence also higher margin.

John Jannarone:

All right, great. We’ve got a couple of the audience questions I want to address here. Now, this one, I think it’s going to depend on the situation, but how do think about what the consumer pays per kilowatt hour? It varies, I suppose. It’s just like if you go to the gas pump, it’s going to change sometimes, but if I go to you versus another one, does it tend to be pretty competitive? If I think about gasoline, it’s usually pretty close among competitors in the same area.

Mathieu Bonnet:

Yeah. So yes, we try to have the same price at same level. We can have two kind of payment, I would say, of pricing. You can have subscription and you have a rebate on each unit kilowatt hour you use, or you can pay directly with kilowatt hour. This kind of solution exists. But yes, we tend to have the... There are some networks more expensive than we are. We are in the middle of the pricing, I would say.

Mathieu Bonnet:

Again, it’s a bit different from the fueling station. When you need to charge, you will charge. So that’s the reason why it’s quite captive. So far, with what we have seen in that price, because we have been through the fueling station price increase with because of the literacy price, it was quite inelastic in terms of utilization rate because our utilization rate move up, although we increase the prices.

John Jannarone:

Great. I think this might go back to Ton again, here. Ton, when I look out at your financial projections, I see that the operational EBITDA is already almost positive, but because the CapEx associated with this expansion, your free cashflow, it’s going to take some time. Can you explain to investors how that works? Also as an add-on to that, will this transaction provide sufficient capital to get you out to 2025, 2026, without needing anything else that’s dilutive to other equity holders?

Ton Louwers:

Yeah. I’ll try to combine both questions, John. So thanks for that.

Ton Louwers:

What we look at in our business plan period, which runs until ‘26, is in a total CapEx requirement of 1.4 billion Euro. So easy to conclude that from the proceeds of this transaction, we’re not going to make it. But at the same time, we will start to generate operational cash flows. So let’s say based on the plan, we do see a requirement for additional funding somewhere along the road with the proceeds we currently foresee, it’ll bring us two and a half years ahead, so ‘22, ‘23 and a bit into ‘24, depending of course on the actual pace. But that’s how we currently see it. Again, we need to think about alternative funding.

Ton Louwers:

I want to stress out here that we were able to raise capital or actually raise debt financing a couple of years ago while we were EBIDA negative, so that was quite, I would almost say, revolutionary. So we don’t expect to raise any, and this is corporate finance structure, any debt going forward with the projections of a positive EBIDA.

Ton Louwers:

At the same time, that’s why also [Carrefour 00:41:19] was so important. We see a lot of appetite for infrastructure financing in the market. We talk about 21st century infrastructure here, so there’s a lot of appetite out in the market. So we don’t expect to face any issues there. The current expectation is that combining all of this debt around ‘25, ‘26 will start generating positive cash flows. But again, operationally, we’ll hit that mark before, but because of the CapEx, of course, it’s going to take a couple of years.

John Jannarone:

But Ton, just to make clear, if I look at an asset like this, it would seem that debt would be the natural way to finance it because you have a revenue generating asset and there’s property behind it. Right? So shouldn’t that always be the option, just generally, not to make a commit to it?

Ton Louwers:

No, but I think general, yes, what we see and also learned from our shareholder, Meridium, who’s one of the main infrastructure investors in Europe and also outside Europe, by the way, is that typically, these assets start off the built outs being financed with equity, and then let’s say the operational part is where the debt comes in. So we also envisage such a possibility going forward with asset back backed structures. Again Carrefour has been structured like that. So we know how it works. We have all the documentation in place and all the... It’s all lendable, if you want to put it like that. Right?

Mathieu Bonnet:

Yeah. John, just on that, to highlight the fact because that’s quite important for our investors, but that we need to have the technology to prove that. So that’s the reason why our tool [inaudible 00:43:00] to find out the sites who have the forecast of the traffic and to back test and to check what’s going on really with the actual numbers is key to give confidence and to show that we can meet our targets in term of traffic.

John Jannarone:

Great. There’s a question in here about fast and ultra fast chargers. I actually wanted to combine that with another one. Someone’s asking what the impact on battery life is. I also wanted to ask, is there any concern that technology will change so quickly that you’ll have to reconfigure your charging stations, or will they be okay for the next several years, depending on how the batteries in the cars, their technologies change?

Mathieu Bonnet:

That’s a very good question. Regarding the power rating, no, there is no subject regarding this high power. So we go through 100, 150, even 300, while the Teslas, for instance, you can withstand 225, and it is manufactured to do that. So now, for all new cars, they are designed to withstand surge power. We don’t expect to see any change in the future, maybe in the way that the charging we operate. Maybe the battery will change and with newer technology, but it will increase the size and the range of the car because of more power, more density in the battery, but not in the way it is charged.

Mathieu Bonnet:

It could be even quicker, and that will be good because in that sense, you don’t have to queue, or you will be very fast on our station and it’ll be good. For us, it’ll be good as well because we’ll sell more energy. So no, we don’t expect to see a difference. Maybe in power rating, et cetera, yes, but not in a metric per se. We have enough power to [inaudible 00:45:00] that for the next five or even longer in our-

PART 3 OF 4 ENDS [00:45:04]

Mathieu Bonnet:

... for the next five and even longer in our charging station.

John Jannarone:

Okay, great. Now, something I was asking you two about, I think this is a pretty simple question that’s come up in the past is, when you’re talking about North America, there are these vast expanses of area where it’s going to take quite some time to install enough charging stations, but in, let’s just start where you already are, in Northern Europe, that’s just not the case. You can already travel without even worrying about it. Is that fair for the most part? I mean, I think you’d have to leave the Allego network, but if you go south you’d find other charging stations too, right?

Mathieu Bonnet:

Yes. So, yeah. Well, there are some place in Europe where it can be difficult to charge because well, they are not very dense, but that’s true that it was a chance at the beginning, and maybe that’s the case in the US. And I do think that’s the case if you want to drive across the way north, well, east to west. But we are quite instrumented to develop that. Allego pioneered the ultra fast station. It was a big European program on the corridor in order to enable people to drive from the big highways, I would say north to the south of Europe. So, it took time and we are still operating in some installing charging station over there in some more remote area, but it will arrive at the end of the day with the cars, that’s for sure. Maybe not the biggest charging station at the beginning, but they will come.

John Jannarone:

All right, great. Let’s talk about competition in a little bit more detail. I think Jarrett asked about this, but a couple things come to mind. One is, if there’s not much competition, let’s say you’re very, very far away, a hundred kilometers to the nearest charging station, are there antitrust authorities or anyone who monitor what you’re charging for the power? Because if there’s no choice that could become abusive. And at the same time, is there scope for more consolidation and do regulators have a view on that? I know you have plenty to do on your own business plan that we’ve discussed, but let’s just say you found another company and you liked what they did and you thought they’d be a good match. Would there be any trust issues in the EU there?

Mathieu Bonnet:

There might be in the future. I think right now, yeah, at one point there can always be one issue, but I think we are really at the beginning. And so the first goal is really to offer a solution and to have a good solution. So, we need to densify our networks. And maybe when it is very densified, we will see where we are. We have mentioned already our market share, I think, and we are the leader one. We are. So, there are, I think, room to maneuver before having issues. But along the day and along our journey and I guess it would be a good open if it happens. It mean that we will be very successful. Yeah. There might be some question.

John Jannarone:

Okay. All right. Great. Ton, I think one back to you. Something that I noticed was that your operating margin is tracking up steadily over time if you look at the forecast. Is part of that because the cost of installing the DC charger gradually goes down as you do more volume? Can you just flesh that out a little bit for us?

Ton Louwers:

I mean, the cost of the chargers will go down. That’s what we expect. It will be more and more commoditized. So, in terms of CapEx, we actually expect the cost to go down. Now, if you look at our operating margin and the increase there, it’s actually coming from something different. Because-

John Jannarone:

Oh.

Ton Louwers:

Yeah. No, but that’s fine. We have those two revenue streams, right? Both the own and operates or the charging revenue and the third parties. So, over time, we’ll see the charging revenue becoming dominant where today the B2B is still dominant. Now, with the higher margin, obviously the operating margin will also go up. And just one thing on the increase in the margin on the charging revenues. We see, let’s say, the cost structure on the side has a fixed and a variable part. And obviously with the utilization rate going up over time, the fixed cost per charging session will come down and hence the gross margin goes up. So, for us, the utilization rate is a key indicator to track, and will also define the moment of adding additional charges, et cetera. And here, again, like Mathieu mentioned several times, we need the Alamo tool as well, to track all of that and all the data. So, that’s where the operating margin actually comes from. But again, we also expect the cost for the charges to come down over time, for sure.

John Jannarone:

All right. And that makes sense. Just a question about the customer experience. What’s been described to Jarrett and to me here from some of your US counterparts is that, I think we were talking to Blink, for instance, and they were explaining, oftentimes the time required to charge a car will be 15 minutes or something. So, you might go pick up some food. But that’s different from the experience of fueling a gasoline powered car. In time, will we get to the point where you can have a retail product associated with this, where for instance, I could go and buy some basic groceries like you would at a gas station? Or is it always going to be a little bit longer where it makes more sense that I’ll go into Carrefour and I’ll need some time in there to shop? Oh, I think you might be muted, Mathieu. I think he’s muted. There we go.

Ton Louwers:

No, he’s still muted.

John Jannarone:

I know. Yeah. He has to unmute. There we go. Okay. I think I-

Mathieu Bonnet:

Yeah. So, regarding these, on our charging station we have ultra fast chargers and we have fast one. So, in fast one, it does 50 kilowatts. So, you can charge in one hour, for instance, compared with the ultra fast of 15 minutes. So, that’s the reason why you can choose or you can charge higher because that’s for 125 [inaudible 00:51:16]. And if you need to have it higher, it will take, of course, longer. So, that’s the reason why we try to mix the capacity of rating. What we see with the current technology that it takes a bit longer, of course, than the fueling station. So, that’s the reason why we try to have amenities, as Ton explain, for people to have something to do. That’s, I think, important. If the batteries change, then it’ll be much, much quicker. In that sense, you will be able to, as in the fuel station, you can fuel, and then you can just park along and to go to the shop or to do something. But I think that’s important, to have amenities and something to do, because you make the most of your time anyway.

John Jannarone:

Yeah. That’s great. Something that I don’t know if we got into before is the EV cloud. Can we talk a bit about that? Because that’s all yours and that differentiates you from the other guys, right?

Mathieu Bonnet:

Yeah. So, here that’s a comprehensive platform in order to... We plug any chargers, by the way. That’s quite important. So, when Ton mentioned that we do see that the price of the charger decrease, where we make sure as well that we can have the right specification on our charger, because we do not manufacture chargers. We choose the right one and we decide which one are fit or not given what we want. But because we have the, well, the capacity to onboard any charger, we can have some buying power, of course, and that’s quite important for us. So, one, we can onboard all these different kind of chargers. We can charge any kind, of course, car’s batteries, and so the battery management system can withstand that. We can make all the processing of the energy, which is the base and the key for us, and to proceed all the payments.

Mathieu Bonnet:

Because we have different kind and solution of payments. You can pay with your credit cards. We accept payment through our app, of course, or we stock an area of ID payments because we have more ability to operator in Europe with rooming and expand that. And that’s important to add that. And so we process everything on our platform. It is a preparatory one. That’s quite important. And we do not provide it to other. We keep it for ourself. We onboard third party charger, but we prefer to do it ourself because it’s such a key component that we don’t want to have our, maybe, competitors to have access to that.

John Jannarone:

That’s great. Now, this one for either one of you. I’m not sure. We obviously know that, environmentally speaking, that this is a superior way to power our transportation. But what about heat? Is there a lot of heat generated by fast charging?

Mathieu Bonnet:

Yes. And so there’s a reason why we have some cooling unit on that. But now the technology is evolving quite rapidly and that’s a subject that is very well managed. And the bulky charger at the beginning, I know, are much senior, because the technology is maturing fast in this respect. So, that’s not an issue at all.

John Jannarone:

Great. One other question, looking at this map of planned expansion. When you’re going across the EU, are there different regulatory requirements when you move from one country to another before you’re given the ability to open a new station? In the US, I believe it’s federal law, so there’s not so much of a state issue. How is it there?

Mathieu Bonnet:

Ton, I’ll let you jump in.

Ton Louwers:

Yeah. Yeah. We have something similar. Consider Europe as a federation of states, right? Because it’s kind of looks like. So, every country has its own set of rules or regulations in terms of safety, in terms of environment, in terms of technical considerations. So, before we enter any new country, we always study this, make sure that both us as well as our suppliers are completely aligned and compliant to those rules. So, it’s not as if that’s a big hassle. It’s just something to take into consideration. And again, through our presence and our local footholds, we’ll be able to manage that very well.

John Jannarone:

Great. Just, I want to spend a little bit of time in this while we have a few minutes here, and I don’t know if this is for Mathieu or Ton, but to me the most natural publicly listed comp looks like EVgo. But there’s a lot of information about this in detail in your investor presentation. But if you’re just speaking to someone who’s new to the business, what do you tell them? Look, I mean, to me that seems like a pretty natural comparison, but you also have characteristics that are similar to a number of other companies. What’s the best way to look at you in terms of benchmark to public comps?

Mathieu Bonnet:

Yes. I think EVgo is a natural comp regarding our own network, but what we have more, as well, that’s the second revenue line and business line we have. That’s our sales and service activity where we have a B2B service and revenue. And here maybe a comp could be charge point on this as aspect, that’s for sure.

John Jannarone:

Great. Great. Okay, gentlemen, we’re almost out of time. Mathieu, I’m just going to... Well, I’ll let Ton weigh in here too, if you like. Just tell us. You’ve got so much going on. Lots more expansion coming. Obviously, you’re going to close this deal soon, we all hope. What are you most excited about in 2022? What are you focused on most?

Mathieu Bonnet:

Ton, do you want to begin?

Ton Louwers:

Well, first of all, closing this transaction, John, of course. That’s what we’re most excited about, at least in the short term. And like I said, we’re almost there. Hopefully we can close end of February, early March. That looks all very well. And I think next to that, it’s really exciting to be part of this expanding market. I mean, it’s everywhere. If I make it a bit more personally in my close environment, I see more and more people talking about EV cars. And they sometimes still treat it as if it’s something exotic, but overall you see more cars on the road and it’s really, really exciting to be part of that journey. And let’s not forget, we’re also helping improving the environment here. So, pretty excited about that for this year.

John Jannarone:

All right. Great. And Mathieu?

Mathieu Bonnet:

Yeah. I would say first, the closing. We have just mentioned that. And to have the resources in order to invest and to roll out all our charging stations that are ready to be equipped. So, we will be, I think, a great neighbor to make it possible to this revelation because here we are really facing a revelation from the fuel vehicles to the electric vehicles.

John Jannarone:

All right. Thank you so much. We have Ton Louwers, CFO, and Mathieu Bonnet, CEO, of Allego, of course, merging with SPAQ. Gentlemen, thanks so much for being here and everyone who tuned in. One last thing. If you want to watch a replay, just look up the ticker SPAQ on your Bloomberg terminal or Yahoo Finance, or go to our website. You’ll find it there within an hour or two. Thanks so much, everyone.

Ton Louwers:

Great. Thanks, everybody.

Mathieu Bonnet:

Thank you, John.

John Jannarone:

Thank you, Jarrett. Bye-bye.

PART 4 OF 4 ENDS [00:58:39]

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Spartan Acquisition Corp. III’s (“Spartan”) and Allego Holding B.V.’s, a Dutch private limited liability company (“Allego”), actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Spartan’s and Allego’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Spartan’s and Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Reorganization (the “BCA”); (ii) the outcome of any legal proceedings that may be instituted against Athena Pubco B.V., a Dutch limited liability company (the “Athena Pubco”) and/or Allego following the announcement of the BCA and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Spartan, certain regulatory approvals, or the satisfaction of other conditions to closing in the BCA; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Allego’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of Athena Pubco’s common shares on the New York Stock Exchange following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Allego to grow and manage growth profitably, and to retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Allego, Spartan or Athena Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Spartan’s most recent filings with the SEC and in the registration statement on Form F-4 (the “Form F-4”), including the proxy statement/prospectus forming a part thereof filed by Athena

Pubco in connection with the proposed business combination on September 30, 2021, as amended on December 14, 2021 and January 18, 2022. All subsequent written and oral forward-looking statements concerning Spartan, Allego or Athena Pubco, the transactions described herein or other matters and attributable to Spartan, Allego, Athena Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Spartan, Allego and Athena Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Spartan, Athena Pubco or Allego, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form F-4 was filed by Athena Pubco with the SEC on September 30, 2021, as amended on December 14, 2021 and January 18, 2022. Once declared effective, the Form F-4 will include a definitive proxy statement to be distributed to holders of Spartan’s common stock in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of Athena Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. Spartan, Allego and Athena Pubco urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Allego, Spartan, and the proposed business combination. Such persons can also read Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), for a description of the security holdings of Spartan’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Spartan’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Spartan Acquisition Corp. III, 9 West 57th Street, 43rd Floor, New York, NY 10019, or (212) 515-3200. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Spartan, Allego, Athena Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), which was filed with the SEC on February 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Spartan’s, Athena Pubco’s and Allego’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s, Athena Pubco’s and Allego’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.